UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Tower Tech Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

891861106

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,893,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,893,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,893,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,018,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,018,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,018,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,568,252

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,568,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,568,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,568,252

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,568,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,568,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,423,101

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,423,101

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,423,101

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,423,101

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,423,101

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,423,101

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,496,068

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,496,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,496,068

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,125,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,125,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,505,755

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,505,755

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,505,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 and amended on August 29, 2007, October 26, 2007, November 13, 2007 and November 30, 2007 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tower Tech Holdings Inc. (the “Company”).  The Company’s principal executive offices are located at 101 South 16th Street, P.O. Box 1957, Manitowoc, Wisconsin 54221-1957.

Item 2.	Identity and Background
	(a)	This statement is filed by:
(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;
(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;
(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;
(iv) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;
(v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;
(vi) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(viii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it; and
(ix) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF and T25.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOF, TOA and T25 is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)

The principal business of each of TMF, TCP, TP and T25 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  Mr. Gendell serves as the managing member of TCM, TCO, TM and TOA.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM and TOA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and T25 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On December 28, 2007, TCP, TP and the Company entered into a securities purchase agreement (the “December 2007 SPA”) which provided for the purchase of shares of Common Stock from the Company by TCP and TP in connection with the provision of financing for the Company’s proposed acquisition of Energy Maintenance Service, LLC (“EMS”).  On January 3, 2008, TCP, TP, T25 and the Company entered into an Amended and Restated Securities Purchase Agreement (the “January 2008 SPA”) (the terms of which are substantially similar to the December 2007 SPA) pursuant to which (i) TCP assigned its obligations under the December 2007 SPA to T25, and (ii) TP agreed to purchase 1,531,250 shares of Common Stock from the Company at a price of $8.48 per share for a total price of $12,985,000 and T25 agreed to purchase 500,000 shares of Common Stock from the Company at a price of $8.48 per share for a total price of $4,240,000, resulting in an aggregate purchase by TP and T25 of 2,031,250 shares of Common Stock (the “Shares”) with a total cash purchase price of $17,225,000.  The purchase of the Shares by TP and T25 was consummated on January 16, 2008.

Mr. Gendell, TCO, TCM, TM and TOA do not directly own any shares of Common Stock.  All of the Shares were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Company used the proceeds from the sale of the Shares to the Reporting Persons to finance its acquisition of EMS.  The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

In addition to shares of Common Stock currently owned by the Reporting Persons, TMF, TP and TOF (each, a “Holder”) hold Senior Subordinated Convertible Promissory Notes in the aggregate principal amount of approximately $25,000,000 (the “Notes”).  The Notes were purchased from the Company on October 19, 2007 pursuant to a securities purchase agreement between the Company, TCP, TMF, TP, TOF and T25, dated August 22, 2007 (the “August 2007 SPA”).  Each of the Notes has a maturity date of August 22, 2010, and accrues interest at a rate of 9.5% per annum until July 19, 2008, and at a rate of 13.5% per annum thereafter.  Each Holder will have the right to convert both (i) the outstanding principal of the Holder’s Note, and (ii) any interest thereon (including both paid-in-kind interest and accrued and unpaid interest) into newly issued shares of Common Stock of the Company at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights became effective on January 19, 2008, provided that the Conversion Rights may not be exercised during the six-month period following the date on which the Company files a registration statement with the Securities and Exchange Commission for the purpose of registering shares to be offered by the Company in a rights offering to its shareholders.  If each Holder exercises its Conversion Rights, the Notes will be converted into a total of 3,398,266 newly issued shares of Common Stock, which takes into account the conversion of the principal amount of the Notes as well as all accrued and unpaid interest through December 31, 2007.

Under the January 2008 SPA, the parties have affirmed certain rights initially granted to the Reporting Persons under the August 2007 SPA and a securities purchase agreement between the Company, TCP and TMF dated March 1, 2007 (the “March 2007 SPA”), such that so long as the Reporting Persons hold a certain percentage of Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  On October 24, 2007, the Company appointed James M. Lindstrom, William M. Barrett and Charles H. Beynon, Tontine’s nominees, to its Board of Directors.

Under the terms of the January 2008 SPA, the Company has agreed that it will not revoke its approval of the acquisition of the Shares by the Reporting Persons and that it will use its best efforts to ensure that the acquisition of the Shares by the Reporting Persons will not cause the Reporting Persons to be subject to certain “anti-takeover” laws and regulations of any governmental authority, including certain “anti-takeover” restrictions set forth in the Nevada Revised Statutes.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 5 to Schedule 13D, and includes both the shares of Common Stock beneficially owned by the Reporting Persons, and the shares of Common Stock that would be issued to a Holder of a Note upon such Holder’s exercise of its Conversion Rights.

	A.	Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 11,893,334.  Percentage: 14.9%.  The percentages used herein and in the rest of Item 5 are calculated based upon 76,275,912 shares of Common Stock of the Company issued and outstanding immediately prior to the issuance of the Shares pursuant to the January 2008 SPA (as reflected in section 4.3 of the January 2008 SPA, attached as Exhibit 1 to this Amendment No. 5 to Schedule 13D), plus the 2,031,250 Shares issued to the Reporting Persons pursuant to the January 2008 SPA and an additional 1,629,834 shares issued by the Company, as reported in the Company’s Current Report on Form 8-K filed January 23, 2008.  For Reporting Persons who are beneficial owners of Notes (as described in Item 4), the percentages used herein are calculated as if the applicable holder of such Note (but no other holder of any Note) had fully exercised its Conversion Rights such that the principal amount of the Note and any accrued and unpaid interest outstanding as of December 31, 2007 was converted into newly issued shares of Company Common Stock.

(b)

1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  11,893,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  11,893,334

(c) TCP has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D by the Reporting Persons on November 30, 2007.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e) Not applicable.

B.	Tontine Capital Management, L.L.C.
(a) Aggregate number of shares beneficially owned: 15,018,334. Percentage: 18.8%.
(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 15,018,334
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 15,018,334

(c)  TCM has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D by the Reporting Persons on November 30, 2007.  On January 16, 2008, pursuant to the January 2008 SPA, T25 purchased 500,000 shares of Common Stock for $8.48 per share.

(d) Not applicable.
(e) Not applicable.
C.	Tontine Capital Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 5,568,252 (which includes 613,058 shares that would be issued to TMF if TMF converted the principal amount of its Note and all accrued and unpaid interest as of December 31, 2007) .  Percentage: 6.9%.

(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 5,568,252
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 5,568,252
(c) TMF has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D by the Reporting Persons on November 30, 2007.

(d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e) Not applicable.
D.	Tontine Capital Overseas GP, L.L.C.

(a)  Aggregate number of shares beneficially owned: 5,568,252 (which includes 613,058 shares that would be issued to TMF if TMF converted the principal amount of its Note and all accrued and unpaid interest as of December 31, 2007).  Percentage: 6.9%.

(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 5,568,252
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 5,568,252
(c) TCO has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D by the Reporting Persons on November 30, 2007.
(d) Not applicable.
(e) Not applicable.
E.	Tontine Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 9,423,101 (which includes 1,685,276 shares that would be issued to TP if TP converted the principal amount of its Note and all accrued and unpaid interest as of December 31, 2007).  Percentage: 11.5%.

(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 9,423,101
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 9,423,101
(c) On January 16, 2008, pursuant to the January 2008 SPA, TP purchased 1,531,250 shares of Common Stock for $8.48 per share.

(d)  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e) Not applicable.
F.	Tontine Management, L.L.C.

(a)  Aggregate number of shares beneficially owned: 9,423,101 (which includes 1,685,276 shares that would be issued to TP if TP converted the principal amount of its Note and all accrued and unpaid interest as of December 31, 2007).  Percentage: 11.5%.

(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 9,423,101
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 9,423,101

(c)  TM has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D by the Reporting Persons on November 30, 2007.  On January 16, 2008, pursuant to the January 2008 SPA, TP purchased 1,531,250 shares of Common Stock for $8.48 per share.

(d) Not applicable.
(e) Not applicable.
G.	Tontine Overseas Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: 4,496,068 (which includes 1,099,932 shares that would be issued to TOF if TOF converted the principal amount of its Note and all accrued and unpaid interest as of December 31, 2007).  Percentage: 5.6%.

(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 4,496,068
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 4,496,068
(c) TOA has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D by the Reporting Persons on November 30, 2007.

(d)  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e) Not applicable.
H.	Tontine 25 Overseas Master Fund, L.P.
(a) Aggregate number of shares beneficially owned: 3,125,000. Percentage: 3.9%.
(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 3,125,000
3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 3,125,000
(c) On January 16, 2008, pursuant to the January 2008 SPA, T25 purchased 500,000 shares of Common Stock for $8.48 per share.

(d)  TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e) Not applicable.
	I.	Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 34,505,755 (which includes 3,393,345 shares that would be issued to TMF, TP and TOF if TMF, TP and TOF each converted the principal amount of its respective Note and all accrued and unpaid interest as of January 1, 2008).  Percentage: 41.4%.

(b) 1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 34,505,755
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 34,505,755

(c)  Mr. Gendell has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D by the Reporting Persons on November 30, 2007.  On January 16, 2008, pursuant to the January 2008 SPA, TP purchased 1,531,250 shares of Common Stock and T25 purchased 500,000 shares of Common Stock for $8.48 per share.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 3, 2008, TCP, TP, T25 and the Company entered into the January 2008 SPA, pursuant to which TP and T25 purchased the Shares at a price per share of $8.48, resulting in a total cash purchase price of $17,225,000.  Pursuant to the January 2008 SPA, the Company used the proceeds from the sale of the Shares to the Reporting Persons to finance its acquisition of EMS.  Under the January 2008 SPA, the parties have affirmed certain rights initially granted to the Reporting Persons under the August 2007 SPA and the March 2007 SPA, such that so long as the Reporting Persons hold a certain percentage of Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  The purchase of the Shares by TP and T25 was consummated on Janaury 16, 2008.  The January 2008 SPA also contains standard representations and warranties, as well as other customary terms and conditions.

The foregoing summary of the January 2008 SPA does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

Pursuant to a Registration Rights Agreement dated March 1, 2007 by and among the Company, TCP and TMF, and amended by an Amendment to Registration Rights Agreement dated October 19, 2007 by and among the Company, TCP, TMF, TP, TOF and T25, the Company (i) is required to file a shelf registration statement by July 19, 2008 covering all the shares of Common Stock held by the Reporting Persons, and (ii) grants to the Reporting Persons (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock.

TCP and TMF have entered into an agreement with J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (collectively, the “Former BF Shareholders”), the former shareholders of Brad Foote Gear Works, Inc., a corporation that was acquired by the Company on October 19, 2007, whereby (i) TCP and TMF agreed that, so long as the Former BF Shareholders collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company, and (ii) the Former BF Shareholders agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company (in connection with their rights under the August 2007 SPA or the March 2007 SPA), the Former BF Shareholders would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

At the time the parties entered into the March 2007 SPA, TCP, TMF and each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (each a “Seller” and collectively, the “Sellers”)  entered into a separate Securities Purchase Agreement dated March 1, 2007 (the “Founders SPA”).  Pursuant to the terms of the March 2007 SPA and the Founders SPA, TCP, TMF and the Sellers entered into an Irrevocable Proxy (the “Irrevocable Proxies”) granting TCP and TMF a right to vote each of their shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 35% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors.  Pursuant to the Irrevocable Proxies, each Seller also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of the TMF and TCP in connection with any future acquisitions by them of Common Stock.

On March 1, 2007, TCP, Integritas, Inc., the Sellers, Samuel W. Fairchild and certain trusts affiliated with the Sellers (the “Stockholders”), entered into a letter agreement (the “Right of First Offer/Refusal”), whereby the Stockholders granted TCP and its affiliates a right of first offer and a right of first refusal for the shares of Common Stock owned or acquired by the Stockholders or certain of their affiliates following the consummation of the transactions contemplated by the March 2007 SPA and the Founders SPA.  Under the Right of First Offer/Refusal, any Stockholder who desires to transfer Common Stock to an unaffiliated third party must provide TCP a right of first offer.  If TCP makes an offer, the Stockholder may either accept TCP’s offer, attempt to sell the Common Stock to another party (at no less than 105% of TCP’s offer price within 30 days of TCP’s offer), or determine not to transfer the Common Stock.  If TCP does not make an offer, such stockholder may solicit offers to sell all or a portion of its offered shares to any party for a two month period.  In addition, and subject to certain conditions, if a Stockholder who desires to transfer Common Stock receives an unsolicited offer from a third party who is not an affiliate of such Stockholder, TCP shall have a right of first refusal to purchase such Common Stock upon the same terms presented by the third party.  Under the Right of First Offer/Refusal, the Company agreed to instruct its transfer agent to impose restrictions on the shares subject to the Right of First Offer/Refusal

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Amended and Restated Securities Purchase Agreement by and among TCP, TP, T25 and the Company, dated as of January 3, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2008
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd.

Name/Title